UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2) *

Equidyne Corporation
(Name of Issuer)
Common Stock, Par Value $0.10 Per Share
(Title of Class of Securities)
29442R105
(CUSIP Number)
Michael J. Smith MFC Bancorp Ltd. Unit 803, 8/F, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong Telephone (852) 2537-3613
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29442R105
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MFC BANCORP LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions):	OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization:	Yukon Territory, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	588,044(1),(2)
	8. Shared Voting Power	0
	9. Sole Dispositive Power	588,044(1),(2)
	10. Shared Dispositive Power	0
11. Aggregate Amount Beneficially Owned by Each Reporting Person	588,044(1),(2)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11)	3.8%(1),(2)
14. Type of Reporting Person (See Instructions):	CO

(1) This number includes the shares held by Sutton Park International Limited, a corporation organized under the laws of Barbados, and wholly-owned by MFC Bancorp Ltd.

(2) This number does not include shares that can be acquired by MFC Merchant Bank S.A., a bank organized under the laws of Switzerland, and wholly owned by MFC Bancorp Ltd., upon conversion of amounts under the Credit Facility Agreement (defined in Item 3 of this document) at a conversion price which is equal to the ten day average of the closing price of the Issuer stock. MFC Merchant Bank S.A. is not entitled to exercise rights that will cause it to own or control greater than 19.99% of the voting control of the Issuer until such time as the Issuer has received shareholder approval to do so.

CUSIP No. Not Applicable
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SUTTON PARK INTERNATIONAL LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions):	OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization:	BARBADOS
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	588,044
	8. Shared Voting Power	0
	9. Sole Dispositive Power	588,044
	10. Shared Dispositive Power	0
11. Aggregate Amount Beneficially Owned by Each Reporting Person	588,044
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11)	3.8%
14. Type of Reporting Person (See Instructions):	CO

CUSIP No. Not Applicable
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). MFC MERCHANT BANK S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions):	OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization:	Yukon Territory, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	See Note (1)
	8. Shared Voting Power	0
	9. Sole Dispositive Power	See Note (1)
	10. Shared Dispositive Power	0
11. Aggregate Amount Beneficially Owned by Each Reporting Person	See Note (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11)	See Note (1)
14. Type of Reporting Person (See Instructions):	CO

(1) This number does not include shares that can be acquired by MFC Merchant Bank S.A., a bank organized under the laws of Switzerland, and wholly owned by MFC Bancorp Ltd., upon conversion of amounts under the Credit Facility Agreement (defined in Item 3 of this document) at a conversion price which is equal to the ten day average of the closing price of the Issuer stock. MFC Merchant Bank S.A. is not entitled to exercise rights that will cause it to own or control greater than 19.99% of the voting control of the Issuer until such time as the Issuer has received shareholder approval to do so.

Item 1. Security And Issuer

This Statement relates to shares of common stock, par value $0.10 per share (the "Shares") of Equidyne Corporation (the "Issuer").

The principal executive offices of the Issuer are located at 1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6.

Item 2. Identity And Background

(a) This statement is filed on behalf of MFC Bancorp Ltd. ("MFC") and its wholly-owned subsidiaries, Sutton Park International Limited ("Sutton Park") and MFC Merchant Bank S.A. ("MFC Merchant Bank").

(b) MFC operates in the financial services segment and has an address at Floor 21, Millennium Tower, Handelskai 94-96, A-1200, Vienna, Austria. Sutton Park operates in the financial services segment and has an address at Palm Court, 28 Pine Road, Belleville, St. Michael, Barbados. MFC Merchant Bank operates in the financial services segment and has an address at Kasernenstrasse 1, 9100 Herisau AR, Switzerland.

(c) Not applicable.

(d) During the last five years, none of MFC, Sutton Park, MFC Merchant Bank or, to their knowledge, any of their respective officers or directors, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of MFC, Sutton Park, MFC Merchant Bank or, to their knowledge, any of their respective officers or directors, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) MFC is organized under the laws of the Yukon Territory, Canada. Sutton Park is organized under the laws of Barbados. MFC Merchant Bank is organized under the laws of Switzerland.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to a credit facility agreement (the "Credit Facility Agreement") dated for reference April 1, 2004 between MFC Merchant Bank and the Issuer, MFC Merchant Bank will make available to the Issuer, subject to the terms and conditions of the Credit Facility Agreement, until March 31, 2009, a revolving credit facility in the principal amount of up to $20,000,000 (the "Commitment") (the "Credit Facility").

Item 4. Purpose of Transaction

As part of MFC Merchant Bank's compensation for the services to be performed by it under the Credit Facility Agreement, MFC Merchant Bank may at any time and from time to time during the term of the Agreement convert the Commitment or any portion thereof of the Credit Facility to shares of common stock of the Issuer (the "Convertible Shares").

The rate of exchange for purposes of calculating the number of shares of Convertible Shares to be exchanged for the Commitment or a portion thereof should be as follows: (amount of Commitment to be converted) divided by (the ten day average of the closing price of the stock of the Issuer).

MFC Merchant Bank may convert the Commitment or any portion thereof by exercising the conversion of outstanding amounts on the Credit Facility or by advancing such amounts to the Issuer and then exercising such conversion rights. In the event that Issuer terminates the Credit Facility, MFC Merchant Bank shall have 60 days from the date of termination to exercise the conversion rights.

MFC Merchant Bank shall not be entitled to exercise rights that will cause MFC Merchant Bank to own or control greater than 19.99% of the voting control of the Issuer until such time as the Issuer has received shareholder approval to do so. The Issuer shall use its best efforts to secure the approval of this measure from its shareholders within 90 days of the Closing Date (as defined in the Credit Facility). Failure to secure such an approval shall be an event of default under the Credit Facility.

Item 5. Interest in Securities of the Issuer

MFC has the sole power to direct the vote of, and accordingly has beneficial ownership of 588,044 Shares registered in the name of Sutton Park (a wholly-owned subsidiary of MFC), representing approximately 3.764% of the Issuer's Shares. As a result of the Credit Facility Agreement, MFC Merchant Bank (a wholly-owned subsidiary of MFC) has rights to convert amounts under the Credit Facility into Shares, but is not entitled to exercise such rights that will cause MFC Merchant Bank to own or control greater than 19.99% of the voting control of the Issuer until such time as the Issuer has received shareholder approval to do so. As MFC Merchant Bank is a wholly-owned subsidiary of MFC, MFC has rights to indirect beneficial ownership of an additional, but no more than, 19.99% of the voting control of the Issuer.

To the knowledge of MFC, Sutton Park and MFC Merchant Bank, none of its directors or executive officers have any power to vote or dispose of any Shares of the Issuer, nor did they, MFC, Sutton Park or MFC Merchant Bank effect any transactions in such Shares during the past 60 days, except as disclosed herein.

On May 10, 2004, Michael J. Smith, the President, Chief Executive Officer, Secretary and a director of MFC, was appointed the Chairman, Secretary and a director of the Issuer. Mr. Smith is also the President, Secretary and a director of Sutton Park.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings, or relationships between the reporting persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

A. Joint Filing Agreement

B. Credit Facility Agreement

Signature

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

May 22, 2004

Date

MFC BANCORP LTD.

/s/ Michael J. Smith

Signature

Michael J. Smith, President

Name/Title

SUTTON PARK INTERNATIONAL LIMITED

/s/ Michael J. Smith

Signature

Michael J. Smith, President

Name/Title

MFC MERCHANT BANK S.A.

/s/ P. Hediger

Signature

P. Hediger, President

Name/Title

/s/ H. Hättenschwiler

Name/Title

H. Hättenschwiler, Assistant Vice-President

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

INDEX OF EXHIBITS
Exhibit No.	Description

A.	Joint Filing Agreement

B.	Credit Facility Agreement